EXHIBIT 12.1
Ratio of Earnings to Fixed Charges

						Six Months Ended
	Year Ended December 31,					June 30,
	2002	2003	2004	2005	2006	2007
	(Dollars in Thousands)
Income (Loss) from Continuing Operations	$1,992	$2,661	$(4,364)	$3,468	$3,020	$3,928
Plus: Income Taxes	1,727	1,753	(2,476)	2,248	2,313	2,709
Fixed Charges	7,321	5,494	4,761	10,841	17,340	8,905

Earnings Available for Fixed Charges	11,040	9,908	(2,079)	16,557	22,673	15,542

Fixed Charges:
Interest Expense	6,996	5,225	4,454	10,438	16,934	8,719
Estimate Portion of Rental Expense Equivalent to Interest	325	269	307	403	406	186

Total Fixed Charges	7,321	5,494	4,761	10,841	17,340	8,905

Ratio of Earnings to Fixed Charges	1.5	1.8	-0.4	1.5	1.3	1.7

Calculation of Rental Expense Equivalent to Interest
Rental Expense	974	806	921	1,209	1,217	557
Estimated % Equivalent to Interest	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%

Estimate Portion of Rental Expense Equivalent to Interest	325	269	307	403	406	186